PIONEER CONSULTING GROUP INC.

2840 Hwy. 95 Alt S #7

Silver Springs NV 89429

June 19, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Andrew D. Mew

Re:	Pioneer Consulting Group Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2012 Filed November 16, 2012 File No. 000-54794

In response to your letter dated May 13, 2013, please see the below responses:

  We have amended our filing to indicate that we are required to file reports under Section 13 or 15 of the Act.

  The Company is currently working on its interactive files and will be filing these under a subsequent amendment.

  We have revised the filing to indicate the correct date of incorporation.

  We have revised our disclosure to specifically address the effectiveness of our disclosure controls and procedures.

  We have amended our disclosure pursuant to your comments.

  We are currently amending our interim reports to address your comments.

Thank you for your assistance.

Very truly yours,

PIONEER CONSULTING GROUP INC.

/s/Matthew Marcus

Chief Executive Officer,

Chief Financial Officer,

President, Secretary,

Treasurer and

Director Principal Executive Officer

and (Principal Accounting Officer)